UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Architectural Engineering, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

16937 S 10 2
CUSIP

Research Building, No.801 Wuzhong Road,
Changzhou Science and Education Industrial Park
Wujin District, Changzhou, Jiangsu, People’s Republic of China, 213164
+86-519-86339908
________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Anh Q. Tran, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5007

August 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937 S 10 2
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). First Jet Investments Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	19,000,000 (1)
8. Shared Voting Power
	9. Sole Dispositive Power	19,000,000 (1)
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 19,000,000
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 23.7% (2)
14. Type of Reporting Person (See Instructions) CO

(1) Represents shares held by First Jet Investments Limited, which is the wholly owned subsidiary of Gaotime Corporation Limited.  Gaotime Corporation Limited is an indirect beneficial owner of the reported securities.  Jun Tang owns approximately 83% of Gaotime Corporation Limited.  As a result, Jun Tang may be deemed to be the beneficial owner of the shares of the Issuer held by First Jet Investments Limited.  The foregoing disclaims beneficial ownership of the shares of the Issuer held by First Jet Investments Limited except to the extent of his pecuniary interest.

(2) Based on 80,156,874 shares of Common Stock outstanding as of November 21, 2010.

CUSIP No. 16937 S 10 2
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Gaotime Corporation Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	19,000,000 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	19,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 19,000,000
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 23.7% (2)
14. Type of Reporting Person (See Instructions) CO

(1) Represents shares held by First Jet Investments Limited, which is the wholly owned subsidiary of Gaotime Corporation Limited.  Gaotime Corporation Limited is an indirect beneficial owner of the reported securities.  Jun Tang owns approximately 83% of Gaotime Corporation Limited.  As a result, Jun Tang may be deemed to be the beneficial owner of the shares of the Issuer held by First Jet Investments Limited.  The foregoing disclaims beneficial ownership of the shares of the Issuer held by First Jet Investments Limited except to the extent of his pecuniary interest.

(2) Based on 80,156,874 shares of Common Stock outstanding as of November 21, 2010.

CUSIP No. 16937 S 10 2
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Jun Tang
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	19,000,000 (1)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	19,000,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 19,000,000
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 23.7% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Represents shares held by First Jet Investments Limited, which is the wholly owned subsidiary of Gaotime Corporation Limited.  Gaotime Corporation Limited is an indirect beneficial owner of the reported securities.  Jun Tang owns approximately 83% of Gaotime Corporation Limited.  As a result, Jun Tang may be deemed to be the beneficial owner of the shares of the Issuer held by First Jet Investments Limited.  The foregoing disclaims beneficial ownership of the shares of the Issuer held by First Jet Investments Limited except to the extent of his pecuniary interest.

(2) Based on 80,156,874 shares of Common Stock outstanding as of November 21, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of China Architectural Engineering, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at Research Building, No. 801 Wuzhong Road, Changzhou Science and Education Industrial Park, Wujin District, Changzhou, Jiangsu, People’s Republic of China, 213164.

 Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of First Jet Investments Limited (“First Jet”), Gaotime Corporation Limited, and Jun Tang.  Jun Tang is a director and owns approximately 83% of Gaotime Corporation Limited, which is the 100% owner of First Jet Investments Limited.  As a result, Jun Tang Leung may be deemed to be the beneficial owner of the shares held by First Jet Investments Limited. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively the "Reporting Persons.”

(b) Reporting Persons' principal office is that of the Issuer, which is Research Building, No. 801 Wuzhong Road, Changzhou Science and Education Industrial Park, Wujin District, Changzhou, Jiangsu, People’s Republic of China, 213164.

(c) Jun Tang is the Chairman of the Board of the Issuer.  First Jet Investments Limited is the largest shareholder of the Issuer.

(d) During the past five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, each of the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) First Jet Investments Limited and Gaotime Corporation Limited were formed under the laws of the British Virgin Islands and Hong Kong, respectively.  Mr. Tang is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 18, 2010, First Jet Investments acquired 25,000,000 shares of Common Stock from the Issuer pursuant to a Stock Purchase Agreement dated as of August 11, 2010, among the Issuer, First Jet, First Jet’s wholly-owned subsidiary, New Crown Technology Limited (“New Crown”) and Jun Tang, the principal of First Jet and New Crown.  In exchange for the 25,000,000 shares of Comment Stock, the Issuer received a 60% equity interest holding in New Crown, which is the 100% equity holder of Shanghai ConnGame Network Ltd. (“ConnGame”), a company organized under the laws of the People’s Republic of China.  ConnGame is a developer and publisher of MMORPG (Massively Multiplayer Online Role Playing Game). As a result of the transaction, First Jet became the Issuer’s largest shareholder, and Mr. Tang was appointed as the Chairman of the Board of Directors of the Issuer pursuant to the terms and conditions of the Stock Purchase Agreement. At the time of the acquisition, Mr. Tang was the 100% owner of First Jet.  The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 10.1 to the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010. The share issuance and acquisition described above was approved by the stockholders of the Issuer, and additional information regarding the acquisition can be found in the Issuer's Definitive Information Statement on Schedule 14C filed with the SEC on July 20, 2010, which is incorporated herein by reference in its entirety.

On September 1, 2010, Mr. Tang transferred 100% of the equity interests of First Jet Investments Limited to Gaotime Corporation Limited, which is currently owned by Mr. Jun Tang in an amount equal to approximately 83%.  As a result, Gaotime Corporation Limited and Jun Tang may be deemed to be beneficial owners of the shares of the Issuer held by First Jet Investments Limited.  Each of the foregoing persons disclaims beneficial ownership of the shares of the Issuer held by First Jet Investments Limited except to the extent of his pecuniary interest.

On December 9, 2010, First Jet effected a transfer of a total of 6,000,000 shares of common stock of the Issuer to three purchasers in a private sales transaction at a per share sales price of $0.55, for aggregate proceeds of $3.3 million.  In connection with the sale, First Jet granted a single put option to each of the purchasers that becomes exercisable beginning on the date that is six months from the date of transfer and remains exercisable for the three-month period thereafter pursuant to which each and any of the purchasers may require First Jet to purchase back from the purchasers the shares not yet disposed by the purchasers at $0.55 per share. Under certain events, the purchasers may require First Jet to purchase back the shares earlier, beginning on February 28, 2011.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired or disposed by the Reporting Persons as set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference.

Each of the Reporting Persons reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which are hereby incorporated by reference.

(b)           The powers that each of the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the each of the Reporting Person, which are hereby incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

1.           Joint Filing Agreement attached hereto as Exhibit A.

2.           Stock Purchase Agreement dated August 11, 2010, among China Architectural Engineering, Inc., First Jet Investments Limited, New Crown Technology Limited and Jun Tang (incorporated by reference from Exhibit 10.1 to the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010).

[SIGNATURE PAGE TO FOLLOW]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

First Jet Investments Limited

By:	/s/ Jun Tang
Name: Jun Tang
Title: Director

Gaotime Corporation Limited

By:	/s/ Jun Tang
Name: Jun Tang
Title: Director

Jun Tang

By:	/s/ Jun Tang
Jun Tang, an individual

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in this Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock with a par value $0.001 per share, of China Architectural Engineering, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 17th day of December 2010.

First Jet Investments Limited

By:	/s/ Jun Tang
Name: Jun Tang
Title: Director

Gaotime Corporation Limited

By:	/s/ Jun Tang
Name: Jun Tang
Title: Director

Jun Tang

By:	/s/ Jun Tang
Jun Tang, an individual